SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  20 February 2012

Qualified Holding - update

Portugal Telecom, SGPS S.A. (“PT”) informs that, in addition to the information disclosed on 13 February 2012 in respect of the Capital Research and Management Companies, Inc. (“Capital”)’s holding in PT, it has received the following additional information in respect of the funds through which the disclosed qualified holding, corresponding to 42,952,953 shares representing 4.79% of PT’s share capital and corresponding voting rights, held on 2 February 2012, was attributed to Capital:

•                  Income Fund of America: 14,954,933 PT shares;

•                  Fundamental Investors: 943,950 PT shares;

•                  EuroPacific Growth Fund: 23,045,000 PT shares;

•                  Capital Income Builder: 342,000 PT shares;

•                  American Funds Insurance Series – Global Balanced Fund: 15,660 PT shares;

•                  American Funds Insurance Series – Global Growth and Income Fund: 141,591 PT shares;

•                  International Growth and Income Fund: 3,509,819 PT shares.

PT was further informed that Capital is a U.S.-based investment adviser that manages The American Funds Group of mutual funds and is controlled by The Capital Group Companies, Inc. (“CGC”), who benefits from the exemption of attribution of voting rights set out in article 20-A of the Portuguese Securities Code.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Capital Research and Management Company, with registered office at 333 South Hope Street, Los Angeles, California 90071-1406, U.S.A..

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.